EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 16 September 2020

9 September 2020	Publication of Supplementary Prospectus
8 September 2020	Director/PDMR Shareholding
2 September 2020	Director/PDMR Shareholding
1 September 2020	Total Voting Rights
25 August 2020	Director/PDMR Shareholding
21 August 2020	Director/PDMR Shareholding
19 August 2020	Publication Of Annual Report and Accounts for Group Company with Listed Debt

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

10 September 2020	Chair Succession
7 September 2020	Ofgem’s Draft Determination: Consultation Response
19 August 2020	Total Voting Rights and Capital Update